Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with unaudited consolidated financial statements and the related notes for the six-month periods ended June 30, 2024 and 2023 included elsewhere in this Report on Form 6-K and our the audited consolidated financial statements and accompanying notes for the year ended December 31, 2023 included in our annual report on Form 20-F for the year ended December 31, 2023 (the “2023 Annual Report”) filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2024, and subsequent reports filed with the SEC by the Company. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

The following discussion is based on our financial information prepared in accordance with the IFRS, as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. generally accepted accounting principles, or GAAP. We maintain our accounting books and records in New Israeli Shekels and our functional currency is the New Israeli Shekel. Certain amounts presented herein may not sum due to rounding. Unless the context requires otherwise, references in this report to “Company”, “SaverOne”, “we” or “our” refers to SaverOne 2014 Ltd. thereafter unless otherwise required by the context. “NIS” means New Israeli Shekel, and “$,” “US$,“U.S. dollars” and “USD” mean United States dollars.

The following discussion and analysis of our financial condition and results of operations contains conversions of NIS amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, for the purposes of the presentation of financial data, all conversions from NIS to U.S. dollars and from U.S. dollars to NIS were made at the rate of NIS 3.759 to $1.00, based on the representative exchange rate reported by the Bank of Israel on June 30, 2024.

Forward Looking Statements

Certain information included or incorporated by reference in this Report on Form 6-K may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. These statements are only predictions based upon our current expectations and projections about future events.

Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Such forward-looking statements include statements regarding, among other things:

●	our planned level of revenues and capital expenditures

●	the ability of our technology to substantially improve the safety of drivers;

●	our ability to market and sell our products;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our intention to advance our technologies and commercialization efforts;

●	our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology;

●	our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights;

●	our expectations regarding future changes in our cost of revenues and our operating expenses;

●	interpretations of current laws and the passage of future laws;

●	acceptance of our business model by investors;

●	the ability to correctly identify and enter new markets;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	our intention to retain key employees, and our belief that we maintain good relations with all of our employees;

●	any resurgence of the COVID-19 pandemic and its impact on our business and industry; and

●	security, political and economic instability in the Middle East that could harm our business, including due to the current war between Israel and Hamas.

The preceding list is not intended to be an exhaustive list of any forward-looking statements. A description of these and other risks and uncertainties that could affect our business may be found in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of our 2023 Annual Report, in a registration statement on Form F-1 (File No. 333-281034) we filed on July 26, 2024, which was declared effective by the Securities and Exchange Commission (the “SEC”) on August 6, 2024 (the “F-1 Registration Statement”) and in other reports filed with the SEC subsequent to the 2023 Annual Report.

The forward-looking statements contained in this Report on Form 6-K are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained in this Report on Form 6-K are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, we disclaim any obligation to publicly update or revise any forward-looking statements contained herein, whether as a result of new information, future events, changed circumstances or any other reason.

Overview

We are a technology company engaged in the design, development and commercialization of transportation and safety solutions, designed to save lives by preventing car accidents based on our patented technology of detecting, analyzing and locating cellular phone radio frequency, or RF, Signals. Using this core technology, we are developing two product lines. The first is an In Cabin Driver Distraction Prevention Solution, or DDPS, which comprises an aftermarket product for vehicles (i.e., vehicles already supplied to customers) that is in a commercial phase and an original equipment manufacturer, or OEM, product targeting vehicle manufacturers which is in development. The second is an Advanced Driver-Assistance System, or ADAS, product that detects vulnerable road users, or VRUs, and provides warning to the vehicle regarding potential collision.

Our DDPS, known also as the SaverOne system, provides an advanced driver safety solution that can identify and monitor mobile phones located in the driver’s vicinity and selectively block use of life-threatening applications. Our technology is based on our proprietary hardware, software and algorithms, and we believe it has significant advantages over our competitors’ because our solution meets the National Highway Traffic Safety Administration’s, or NHTSA, guidelines for a complete solution for distracted driving. Our DDPS solution can be utilized in commercial vehicles, buses, vehicles owned or leased by companies that are provided to employees, private vehicles and other forms of transportation.

The first-generation DDPS product was for the aftermarket vehicle market and was intended for private vehicles, trucks and buses. This Generation 1.0 was launched in late 2019, initially for private cars, and thereafter was made commercially available to trucks and buses. It is currently marketed in Israel as part of our pre-commercialization/early user campaign. We are working on pilot programs with various fleet and system integrators in the United States, Europe, Asia and APAC. As of August 26, 2024, about 4,800 systems have been ordered (which includes about 950 systems ordered as part of our ongoing Generation 1.0 and Generation 2.0 pilot program and about 3,850 systems purchased in commercial orders by our Generation 1.0 and Generation 2.0 customers) and about 3,750 of these systems have been installed.

The second-generation DDPS product, which was released in the fourth quarter of 2022, replaced Generation 1.0, which we phased out in the first quarter of 2023. This Generation 2.0 is intended for the global automobile market. It includes significant improvements to our Generation 1.0 solution for maximal performance, compatibility with automobiles and cellular networks, market penetration and profitability. We are targeting the global aftermarket automobile market starting with the U.S. and Europe.

With respect to our DDPS OEM solution, we plan to integrate it into the vehicle manufacturing process, to be offered directly to customers by the vehicle manufacturer as part of the vehicle. We are currently working with one of the leading global OEMs in order to have the SaverOne technology integrated into vehicles during the manufacturing process. The OEM solution is in the early stage of development, and we expect to launch it during the last quarter in 2024. Since the development of our OEM solution is still in an early stage, it is too early to estimate the cost of development.

In the past several years, we believe that public awareness and demand for driver safety technologies has grown substantially. While there are currently many driver assistant products on the market, we believe that the safety of drivers will be substantially improved with our technology. Our mission is to enhance driver safety by providing a solution that is highly reliable and able to prevent certain driver distractions related to mobile phone usage while driving, which we believe is a major cause for driver distraction related automobile accidents. Mobile phone distracted driving is a leading cause of traffic accidents in the United States. According to a survey done by the NHTSA, 660,000 drivers in the United States attempt to use their mobile phones while driving at any given moment. The National Safety Council, or NSC reports that mobile phone use during driving causes approximately 1.6 million traffic accidents annually in the United States alone, leading to the death of approximately 4,600 people and injuring an additional 391,000 people. Moreover, the Federal Motor Carrier Safety Administration, or FMCSA, reported that 71% of commercially driven large-truck crashes occurred because of driver distraction.

Risks Related to Our Financial Conditions

The Company is currently in the early commercialization stage and has not yet generated sufficient revenues from the sale of Saverone systems. We have experienced net losses in every period since the inception of SaverOne. We have incurred losses in each year since our inception, including net losses of NIS 33.8 million (approximately $9.3 million), NIS 25 million (approximately $7.1 million) and NIS 26.5 million (approximately $7.5 million) for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023, we had an accumulated deficit of NIS 135.6 million (approximately $37.4 million). As of June 30, 2024, we had an accumulated deficit of NIS 151,894 and it had a comprehensive loss of NIS 16,284 for the period of six months ended June 30, 2024.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financing. While we plan to finance its operations through sale of equity (including using SEPA as described in the Prospectus) and through increasing our revenues from product sales; however, there can be no assurance that we will succeed in obtaining the necessary financing or generating sufficient revenues from product sales to meet our current obligations and to achieve its business targets.

Those conditions raise substantial doubt about the Company’s ability to continue its business operations in accordance with the Company’s plans. The unaudited financial statements for the six months ended June 30, 2024 do not include any adjustments that might result from the outcome of this uncertainty. If we are unable to obtain sufficient funds, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

Recent Developments

SEPA

On June 5, 2023, the Company entered into a Standby Equity Purchase Agreement, or the SEPA, with YA II PN, LTD, a Cayman Islands exempt limited partnership (“Yorkville”), pursuant to which the Company has the right to sell to Yorkville from time to time up to $10,000 thousand (the “Commitment Amount”) of the Company’s American Depository Shares (“ADS”), during 48-months, at a price equal to 95% of the lowest of the 3 daily VWAPs (VWAP” means, for any trading day, the daily volume weighted average price of our ADSs for such trading day on the Nasdaq Stock Market during regular trading hours as reported by Bloomberg L.P.).

Upon the execution of the SEPA, Yorkville, advanced to the Company $2,000 thousand (approximately NIS 7,170 thousand) of the Commitment Amount (the “Promissory Note”). The Promissory Note was issued with a 3% original issue discount, to be repaid in 10 monthly installments beginning on the 60th day following the date of the Promissory Note’s execution either in cash or the proceeds of an advance, with a maturity date of 12 months from the date of the issuance, and bearing an annual 8% interest rate.

On December 11, 2023, the Company and Yorkville entered into a first amendment to the SEPA pursuant to which Yorkville, upon the Company’s request, agreed to advance to the Company $1,000 thousand (approximately NIS 3,708 before issuance costs of approximately NIS 111) of the Commitment Amount, which is evidenced by the Second Promissory Note. The Second Promissory Note accrues interest at a rate of 8%, was issued with a 3% original issue discount and will be repaid in 5 equal monthly installments beginning on the 150th day following the execution date of the Second Promissory Note. The Second Promissory Note may be repaid with the proceeds of an Advance under the SEPA or repaid in cash.

On March 25, 2024, the Company entered into a second amendment to the SEPA under which the Commitment Amount was increased from original amount of $10,000 thousand to an updated amount of $15,000 thousand.

On May 8, 2024 the parties agreed that the Maturity Date in respect of the Second Promissory Note shall be extended to July 8, 2024.

SEPA II

On July 16, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA II”) with Yorkville. Pursuant to the SEPA II, subject to the terms and conditions set forth therein, the Company has the right, but not the obligation, to issue (each such issuance, an “Advance”) to Yorkville, and Yorkville has the obligation to subscribe for the Company’s ADSs for an aggregate subscription amount of up to $15 million (the “Commitment Amount”), at any time from the date of the SEPA until July 16, 2027, unless terminated earlier pursuant to the SEPA (the “Commitment Period”), by delivering written notice to Yorkville (each, an “Advance Notice”). Without Yorkville’s consent, the Company does not have the right to require Yorkville to subscribe for any ADSs if a balance remains outstanding under the promissory notes issued to Yorkville, unless an Amortization Event (as defined in SEPA II) has occurred and the proceeds of any Advance is applied towards repayment of a balance under those promissory notes.

Yorkville agreed to advance to the Company the principal amount of $3,000,000 (the “Pre-Paid Advance”), evidenced by convertible promissory notes (the “Promissory Notes”), which are convertible into Company’s ADSs. The first Pre-Paid Advance in a principal amount of $1,000,000 was advanced on July 17, 2024, the second Pre-Paid Advance in a principal amount of $1,000,000 was advanced on July 26, 2024, the date of filing of the F-1 Registration Statement, and the third Pre-Paid Advance in a principal amount of $1,000,000 was advanced on August 8, 2024, on the second trading day after the effectiveness of the initial Registration Statement. Each Pre-Paid Advance was subject to a 3% discount of the principal amount of the Pre-Paid Advance.

Principal, interest and any other payments due under the Promissory Notes shall be paid in cash on January 16, 2026 (the “Maturity Date”), unless converted by Yorkville or redeemed by the Company. Except as specifically permitted by the terms of the Promissory Notes, the Company may not prepay or redeem any portion of the outstanding principal and accrued and unpaid interest thereunder. Subject to the terms set forth in the Promissory Notes, at any time on or after the issuance date, Yorkville shall be entitled to convert any portion of the outstanding principal of the Promissory Notes plus accrued and unpaid interest on such outstanding principal of the Promissory Notes (such amount, the “Conversion Amount”) into ADSs at the Conversion Price. The number of ADSs issuable upon conversion of the Conversion Amount will be determined by dividing (x) such Conversion Amount by (y) the lower of (i) $0.5284 per ADS, or (ii) 95% of the lowest daily VWAP during the 5 consecutive trading days immediately preceding the Conversion Date or other date of determination (the “Conversion Price”), but not lower than $0.0868 per ADS Share (the “Floor Price”). The Conversion Price may be adjusted from time to time pursuant to the terms and conditions of the Promissory Notes.

The SEPA II does not require Yorkville to subscribe for or acquire any ADSs or Ordinary Shares if those Ordinary Shares, when aggregated with all other ADSs or Ordinary Shares acquired by Yorkville under the SEPA II, would result in Yorkville beneficially owning more than 9.99% of the then outstanding ADSs or Ordinary Shares.

The Company has the option to redeem a portion or all amounts outstanding under the Promissory Notes, provided that the Company provides Yorkville with prior written notice of its desire to do so. Each redemption will be irrevocable. In addition to the amount of the outstanding principal and all accrued and unpaid interest on such principal amount, the Company has to pay a 10% premium.

We have the right to terminate SEPA II effective upon five (5) trading days’ prior written notice to Yorkville; provided that (i) there are no outstanding Advance Notices under which Shares have yet to be issued, (ii) there is not an outstanding Promissory Note, and (iii) the Company has paid all amounts owed to Yorkville pursuant to SEPA II. In addition, SEPA II may be terminated at any time by the mutual written consent of the parties, effective as of the date of such mutual written consent unless otherwise provided in such written consent. Unless terminated earlier, SEPA II will terminate automatically on the earliest to occur of: (i)  the 36-month anniversary of the Effective Date, provided that if the Promissory Note is then outstanding, such termination shall be delayed until such date that the Promissory Note that was outstanding has been repaid, or (ii) the date on which the Investor shall have made payment of Advances pursuant to this Agreement for ADSs equal to the Commitment Amount.

On July 26, 2024, we filed the F-1 Registration Statement, registering for resale by Yorkville 187,500,000 Ordinary Shares representing 37,500,000 ADSs that we have issued or may issue to Yorkville from time to time during the Commitment Period, subject to the restrictions and satisfaction of the conditions in the SEPA, through sales under the SEPA. On August 6, 2024, the SEC declared the F-1 Registration Statement effective. Following effectiveness of such Registration Statement, we and Yorkville intend to utilize SEPA II as the ongoing funding mechanism in lieu of SEPA I.

Components of Operating Results

Our results of operations have varied in the past and can be expected to vary in the future due to numerous factors. We believe that period-to-period comparisons of our operating results should not be relied upon as indications of future performance.

Comparison of Interim Financial Results for the six months ended June 30, 2024 and 2023

Below is a summary of our unaudited results of operations for the periods indicated:

	Six Months Ended June 30,	Six Months Ended June 30,
	2024	2023
	NIS thousands	NIS thousands
Revenues	483	1,475
Cost of revenues	(398)	(1,008)
Gross Profit	85	467

Operating expenses:
Research and development expenses, net	(8,897)	(12,188)
Selling and marketing expenses	(2,406)	(1,449)
General and administrative expenses	(4,460)	(4,468)
Loss from operations	(15,678)	(17,638)
Finance expense	(1,242)	(800)
Finance income	636	685
Finance income (expense), net	(606)	(115)
Net loss	(16,284)	(17,753)

Revenues and Cost of Revenues

Our total revenue consists of selling our SaverOne system and our cost of revenues consists of the direct cost of producing and installing the system.

Our revenue in the six months ended June 30, 2024 decreased to NIS 483 thousand (~$129 thousand) from NIS 1.5 million (~$395 thousand) for the same period in 2023. This decrease was mainly due to the longer decision-making processes by current and prospective customers in the home market of Israel.

Our cost of revenues decreased from NIS 1 million (~$266 thousand) in the six months ended June 30, 2023 to NIS 398 thousand (~$106 thousand) in the same period of 2024. This decrease was mainly the result of a decrease in the number of installations made in 2024.

Operating Expenses

We reduced our operating expenses to NIS 15.8 million ($4.2 million) in the six months ended June 30, 2024, compared to NIS 18.1 million ($4.9 million) in the first half of 2023.

Research and Development Expenses (R&D)

We have invested almost all of our efforts and financial resources in the research and development of our SaverOne system which is still in development. Research and development related activities are currently our primary expenditure. Development timelines, the probability of success and development costs can differ materially from expectations. In addition, we cannot forecast whether and when we will enter into collaboration arrangements, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

Research and development expenses include the following:

●	employee-related expenses, such as salaries and share-based compensation;

●	expenses relating to outsourced and contracted services, such as consulting, research and advisory services;

●	supply and development costs;

●	costs associated with regulatory compliance.

Our research and development expenses in the six months ended June 30, 2024 were NIS 8.9 million (~$2.4 million) compared to NIS 12.2 million (~$3.3 million) in the first half of 2023. This decrease is primarily attributable to our efforts to streamline and optimize our research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses in 2023 and the first half of 2024 consisted primarily of our sales department costs. In the six months ended June 30, 2024, our selling and marketing expenses were NIS 2.4 million (~$640 thousand), compared to NIS 1.4 million (~$385 thousand) for the same period in 2023. The increase is attributable mainly to higher marketing expenses in light of the efforts of achieving a footprint in the global markets.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, including share-based compensation related to directors and employees, facility costs, patent application and maintenance expenses, and external professional service costs, including legal, accounting, audit, finance, business development, investor relations and human resource services, and other consulting fees.

General and administrative expenses in the six months ended June 30, 2024 were NIS 4.5 million (~$1.2 million), the same amount of general and administrative expenses the Company had in the first half of 2023.

Net Loss and Operating Loss

As a result of the foregoing, our net loss was reduced from NIS 17.8 million (~$4.8 million) in the six months ended June 30, 2023 to NIS 16.3 million (~$4.4 million) in the six months ended June 30, 2024; and our operating loss decreased from NIS 17.6 million (~$4.7 million) in the first half of 2023 to NIS 15.7 million (~$4.2 million) in the first half of 2024, primarily as a result of efforts taken by the company to reduce expenses and ongoing cash burn.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Internal Control Over Financial Reporting

In connection with the audit of our financial statements as of December 31, 2023 and 2022, we identified control deficiencies in our financial reporting process that constitute a material weakness for the years ended December 31, 2023 and 2022. The material weakness related to lack of sufficient internal accounting personnel, insufficient segregation of duties, and lack of sufficient internal controls (including IT general controls, entity level controls and transaction level controls).

As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We expect to take a number of measures to address the internal control deficiencies that have been identified including expanding our existing accounting and financial reporting personnel, establishing effective monitoring and oversight controls and engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal controls. For additional information, see “Item 3.D. Risk Factors—General Risk Factors—We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures” in our Annual Report. However, we cannot assure you that these measures may fully address the material weaknesses in our internal control over financial reporting or that we may conclude that they have been fully remediated.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. For additional information, see “Item 3.D. Risk Factors—General Risk Factors—We have identified a material weakness in our internal control over financial reporting, and we may not be able to successfully implement remedial measures” in our Annual Report for the year ended December 31, 2023.

We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Critical Accounting Policies

We describe our significant accounting policies and estimates in Note 2 to our financial statements for the six months ended June 30, 2024. We believe that these accounting policies and estimates are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with IFRS as issued by the IASB.

The preparation of financial statements in conformity with IFRS requires management to make accounting estimates and assessments that involve use of judgment and that affect the amounts of assets and liabilities presented in the financial statements, the disclosure of contingent assets and liabilities at the dates of the financial statements, the amounts of revenues and expenses during the reporting periods and the accounting policies adopted by the Company. Actual results could differ from those estimates. Pursuant to International Accounting Standard No. 1, it is required inter alia to give disclosure to the accounting principles whose implementation involves estimates and considerations having significant sensitivity to future events, the occurrence of which may impact the reported amounts.

Recently-Issued Accounting Pronouncements

Certain recently-issued accounting pronouncements are discussed in Note 2, Summary of Significant Accounting Policies, to our annual financial statements for the year ended December 31, 2023 included in elsewhere in our Annual Report, regarding the impact of the IFRS standards as issued by the IASB that we will adopt in future periods in our financial statements.

Liquidity and Capital Resources

As of June 30, 2024, we had cash on hand and cash equivalents and short-term bank deposits in the amount of NIS 11.3 million (~$3.0 million), compared to NIS 14.7 million in the same period of 2023, and compared to NIS 17.1 million (~$4.8 million) as of December 31, 2023.

The table below shows a summary of our cashflows for the periods indicated:

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
	NIS thousands
Net cash used in operating activities	(16,315)	(17,967)
Net cash provided by (used in) investing activities	(15)	6,185
Net cash provided by financing activities	10,412	7,124
Net increase (decrease) in cash and cash equivalents	(5,918)	(4,658)

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Net cash used in operating activities

Net cash used in operating activities decreased by NIS 1,652 thousand (~ $439 thousand), or 9%, to NIS 16,315 thousand (~ $4,340 thousand) for the six months ended June 30, 2024 compared to approximately NIS 17,967 thousand (~ $4,779 thousand) for the six months ended June 30, 2023. This decrease was mainly attributable to lower net loss, as a result from the Company’s efforts to reduce operational expenses.

Net cash used in investing activities

Net cash used in investing activities for the six months ended June 30, 2024 was NIS 15 thousand (~ $4 thousand), compared to net cash provided by investing activities for the six months ended June 30, 2023 totaled NIS 6,185 thousand (~ $1,645 thousand). This change was mainly due to higher cash allocation to investments in bank deposits in the corresponding period last year.

Net cash provided by financing activities

Net cash provided by financing activities for the six months ended June 30, 2024 was NIS 10,412 thousand (~ $2,770 thousand), compared to net cash provided by financing activities for the six months ended June 30, 2023 totaled NIS 7,124 thousand (~$1,895). This increase was mainly due to higher funds raised in the current period compared to the corresponding period last year.